UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)

May 3, 2018 (May 2, 2018)

Annaly Capital Management, Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	1-13447	22-3479661
State or Other Jurisdiction Of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1211 Avenue of the Americas New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 696-0100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On May 2, 2018, Annaly Capital Management, Inc., a Maryland corporation (“Annaly”), Mountain Merger Sub Corporation, a Maryland corporation and a wholly owned subsidiary of Annaly (“Purchaser”), and MTGE Investment Corp., a Maryland corporation (“MTGE”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, and upon the terms and conditions thereof, Purchaser will commence an exchange offer (the “Offer”) to purchase all of MTGE’s issued and outstanding shares of common stock, par value $0.01 per share (the “MTGE Common Stock”). In the Offer, holders of MTGE Common Stock will have the option to elect from among three forms of consideration for each share of MTGE Common Stock (subject to proration as described below):

•	$9.82 in cash and 0.9519 shares of Annaly common stock (the “Mixed Consideration Option”);

•	$19.65 in cash (the “Cash Consideration Option”); or

•	1.9037 shares of Annaly common stock (the “Stock Consideration Option”).

Holders of MTGE Common Stock who do not make a valid election will receive the Mixed Consideration Option for their shares of MTGE Common Stock. Holders who elect to receive the Cash Consideration Option or Stock Consideration Option will be subject to proration to ensure that approximately 50% of the aggregate consideration paid to holders of MTGE Common Stock in the Offer will be paid in the form of Annaly common stock and approximately 50% of the aggregate consideration paid to holders of MTGE Common Stock in the Offer will be paid in cash.

It is a condition to the closing of the Offer that a majority of the outstanding shares of MTGE Common Stock, when added to any shares of MTGE Common Stock owned by Annaly and Purchaser, are validly tendered and not validly withdrawn. In addition to the minimum tender condition, completion of the Offer is subject to the satisfaction or waiver of a number of other customary closing conditions as set forth in the Merger Agreement, including the effectiveness of a Registration Statement on Form S-4 registering the shares of Annaly common stock to be issued in connection with the Offer and the Merger and the receipt of certain regulatory approvals.

Immediately following the closing of the Offer, subject to the terms and conditions set forth in the Merger Agreement, MTGE will be merged with and into Purchaser (the “Merger”), with Purchaser surviving the Merger. The Merger Agreement contemplates that, if the Offer is completed, the Merger will be effected pursuant to Section 3-106.1 of the Maryland General Corporation Law, which permits completion of the Merger without a vote of the holders of MTGE Common Stock upon the acquisition by Purchaser of at least a majority of outstanding shares of MTGE Common Stock that are then issued and outstanding. In the Merger, holders of MTGE Common Stock will be entitled to the same election options as described above for the Offer and subject to the same proration rules.

Each share of MTGE 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“MTGE Preferred Stock”), that is outstanding as of immediately prior to the Merger will be converted into one share of a newly-designated series of Annaly preferred stock, par value $0.01 per share, which Annaly expects will be classified and designated as 8.125% Series H Cumulative Redeemable Preferred Stock, and which will have rights, preferences, privileges and voting powers substantially the same as shares of MTGE Preferred Stock immediately prior to the Merger.

Pursuant to the Merger Agreement, each restricted stock unit of MTGE outstanding at the effective time of the Merger, whether vested or unvested, will be cancelled and converted into the right to receive the Mixed Consideration Option in respect of each such restricted stock unit, less applicable tax withholding.

Prior to the closing of the transactions contemplated by the Merger Agreement, MTGE will declare a prorated common dividend to its stockholders with a record date on the fourth business day prior to the completion of the Offer, and payable upon the date of the completion of the Offer. In addition, Annaly expects to declare and pay a prorated common dividend to its stockholders, with a record date on the last business day prior to the completion of the Offer. Each of the dividends will be prorated based on the number of days that elapsed since the record date for the most recent quarterly dividend paid to MTGE’s and Annaly’s stockholders, respectively, and the amount of such prior quarterly dividend, as applicable.

The MTGE board of directors (the “MTGE Board”) has agreed, based on the unanimous recommendation of the special committee of the MTGE Board (composed entirely of independent directors), to recommend that holders of MTGE Common Stock tender their shares into the Offer, and has agreed not to solicit alternative transactions, subject to customary exceptions.

The Merger Agreement contains certain termination rights for Annaly and MTGE. If the Merger Agreement is terminated under specified circumstances, including with respect to a change of the recommendation of the MTGE Board (as defined in the Merger Agreement), MTGE will pay Annaly a termination fee equal to $35,118,500.

In connection with the execution of the Merger Agreement, MTGE and its external manager, MTGE Management LLC, a Delaware limited liability company (the “MTGE Manager”) entered into an amendment (the “Management Agreement Amendment”) to the management agreement, dated May 2, 2018 (the “Management Agreement”). The Management Agreement Amendment provides that one month following the completion of the transactions contemplated by the Merger Agreement, the Management Agreement will terminate, and as a result of the completion of the transactions contemplated by the Merger Agreement and the subsequent termination of the Management Agreement, MTGE will reimburse the MTGE Manager for certain unpaid expenses, pay all accrued management fees then owed and pay the MTGE Manager a termination fee of approximately $41.7 million as and when specified in the Management Agreement Amendment.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

A copy of the Merger Agreement has been included as an exhibit hereto to provide investors with information regarding its terms. It is not intended to provide any other factual information about Annaly or MTGE. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of Annaly and MTGE to each other in connection with the signing of the Merger Agreement or in filings of the parties with the Securities and Exchange Commission (“SEC”). These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purposes of allocating risk between Annaly and MTGE rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterization of the actual state of facts about Annaly or MTGE.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, by and among Annaly Capital Management, Inc., Mountain Merger Sub Corporation and MTGE Investment Corp., dated as of May 2, 2018*

* Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

Additional Information and Where to Find It

The Offer referenced in this Current Report on Form 8-K has not yet commenced. This report is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the Offer materials that Annaly and Purchaser will file with the SEC. At the time the Offer is commenced, Annaly and Purchaser will file a Tender Offer Statement on Schedule TO, Annaly will file a Registration Statement on Form S-4 and MTGE will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MTGE STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MTGE SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of MTGE common stock at no expense to them. The Offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8Annaly (1-888-826-6259).

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement, Annaly and MTGE file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Annaly and MTGE at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Annaly’s and MTGE’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction, including its financial and operational impact, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Annaly or MTGE stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including a majority of outstanding shares of MTGE’s Common Stock being validly tendered in the exchange offer; that required regulatory approvals for the proposed transaction may not be obtained in a timely manner, if at all; business disruption following completion of the Merger; and the other risks and important factors contained and identified in Annaly’s and MTGE’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements. The forward-looking statements included in this Form 8-K are made only as of the date hereof. Neither Annaly nor MTGE undertakes any obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANNALY CAPITAL MANAGEMENT, INC.

By:	/s/ Anthony Green
Name: Anthony Green
Title: Chief Legal Officer

Dated: May 3, 2018

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